SUPPLEMENT Dated February 15, 2012
To the Prospectus Dated April 30, 2010

ING Select Opportunities

Issued by ING Life Insurance and Annuity Company
Through Its Variable Annuity Account B

This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Contact Center at 1-888-854-5950.

1. **Effective December 31, 2011**, ING Investment Management Co. merged with and into ING Investment Management Co. LLC.

2. **Effective on or about February 21, 2012**, ING Investment Management Co. LLC will replace Neuberger Berman Fixed Income LLC as subadviser for the ING U.S. Bond Index Portfolio.

   The Portfolio's investment objectives and principal investment strategies will not change as a result of the subadviser change. The Portfolio is currently open to new investments.

All references in the Prospectuses to ING Investment Management Co. and to the ING U.S. Bond Index Portfolio's subadviser will change accordingly.